Exhibit 99.1

AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

1.	INTRODUCTION

1.1	Purpose

The Gammon Gold Inc. Deferred Share Unit Plan (the “Plan”) has been established to provide Directors and Senior Officers of Gammon Gold Inc. with the opportunity to acquire deferred share units in order to allow them to participate in the long term success of Gammon Gold Inc. and to promote a greater alignment of interests between its Directors, Senior Officers and shareholders.

1.2	Definitions

For purposes of the Gammon Gold Inc. Deferred Share Unit Plan:

a)	“Acknowledgement and Election Form” means a document substantially in the form of Schedule “A”;

b)	“Affiliate” has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

c)	“Applicable Laws” means all laws and regulations applicable to the Corporation and its affairs, and all applicable regulations and policies of such regulatory authorities, stock exchanges or over-the-counter markets as have jurisdiction over the affairs of the Corporation;

d)	“Applicable Withholding Taxes” has the meaning set forth in Section 2.4 of the Plan;

e)	“Associate” has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

f)	“Award Date” means in respect of Deferred Share Units awarded as (i) the Director’s Retainer, as contemplated by Section 3, the last day of each of March, June, September and December of a calendar year on which dates the Deferred Share Units shall be deemed to be awarded, in arrears, to a Participant; or (ii) discretionary award as contemplated by Section 4, on such date as the Board determines;

g)	“Award Market Value” means the volume-weighted average trading price of the Shares for the five (5) trading days immediately preceding the Award Date as reported by the Stock Exchange;

h)	“Board” means the board of directors of the Corporation;

i)	“Change in Control” means the occurrence of any one or more of the following events:

a.	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Subsidiaries and another corporation or other entity, as a result of which the holders of Shares prior to the completion of the transaction hold less than 50% of the votes attached to all of the outstanding voting securities of the successor corporation or entity after completion of the transaction;

b.	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

c.	any person, entity or group of persons or entities acting jointly or in concert (the “Acquirer”) acquires, or acquires control (including, without limitation, the power to vote or direct the voting) of, voting securities of the Corporation which, when added to the voting securities owned of record or beneficially by the Acquirer or which the Acquirer has the right to vote or in respect of which the Acquirer has the right to direct the voting, would entitle the Acquirer and/or Associates and/or affiliates of the Acquirer to cast or direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding voting securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

d.	as a result of or in connection with: (A) the contested election of directors or (B) a transaction referred to in subparagraph 1.2(i)a) above, the nominees named in the most recent management information circular of the Corporation for election to the board of directors of the Corporation shall not constitute a majority of the directors; or

e.	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent;

j)	“Committee” means the committee of the Board responsible for recommending to the Board the compensation of the Participants, which at the effective date of the Plan is the Compensation Committee;

k)	“Corporate Secretary” means the corporate secretary of the Corporation;

l)	“Corporation” means Gammon Gold Inc. and its successors and assigns, and any reference in the Plan to activities by the Corporation means action by or under the authority of the Board or the Committee;

m)	“Deferred Share Unit” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Section 5;

n)	“Director” means any member of the Board;

o)	“Director’s Retainer” means the basic retainer payable to a Director for service as a member of the Board during a calendar year and, for greater certainty, shall not include, committee chairperson retainers, committee member retainers, Board or committee meeting fees, special remuneration for ad hoc services rendered to the Board or any discretionary grant of Deferred Share Units, if any;

p)	“Insider” means:

a.	an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and

b.	an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an insider by virtue of subparagraph 1.1(h)(i) above;

q)	“Options” means stock options under the Option Plan;

r)	“Option Plan” means the Gammon Gold Inc. Stock Option Plan, as amended from time to time;

s)	“Participant” means a current or former Director or Senior Officer who has been or is eligible to be credited with Deferred Share Units under the Plan;

t)	“Plan” means the Gammon Gold Inc. Deferred Share Unit Plan, as amended from time to time;

u)	“Redemption Dates” means up to two dates for the redemption of Deferred Share Units elected by Participants in a timely manner as described below, provided that in no event shall a Participant be permitted to elect a date which is earlier than the ninetieth (90) day following the Separation Date or later than the last business day of the calendar year following the calendar year in which the Separation Date occurs. If no Redemption Date is elected, or if it is not elected in a timely manner, “Redemption Date” shall mean the first business day following the six-month anniversary of the Separation Date. A Redemption Date shall be deemed to be elected “in a timely manner” if (i) it specifies the percentage of the Deferred Share Units the Participant wishes to have redeemed under Section 5.5 of the Plan on each Redemption Date and the election specifying the first Redemption Date is delivered prior to the Separation Date to the Corporate Secretary in the form prescribed by the Corporation, a copy of which is attached hereto as Schedule “C”, and the election, if any, specifying the second Redemption Date is delivered in writing to the Corporate Secretary prior to the occurrence of the first Redemption Date.

v)	“Security Based Compensation Arrangement” has the meaning ascribed thereto in Section 613 (or any successor thereto) of the TSX Company Manual (as the same may be amended from time to time), and includes, without limitation:

a.	stock option plans for the benefit of employees, insiders, service providers or any one of such groups;

b.	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Corporation's security holders;

c.	stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased;

d.	stock appreciation rights involving issuances of securities from treasury;

e.	any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and

f.	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Corporation by any means whatsoever;

w)	“Senior Officer” means any one of the president, the chief executive officer, the chief operating officer or the chief financial officer of the Corporation;

x)	“Separation Date” means the earliest date on which all three of the following conditions are satisfied:

a.	the Participant ceases to be a Director or Senior Officer for any reason other than death;

b.	the Participant is neither a Director or Senior Officer; and

c.	the Participant is no longer employed by the Corporation in any capacity.

y)	“Share” means a common share of the Corporation;

z)	“Stock Exchange” means the Toronto Stock Exchange, or, if the Shares are not listed on the TSX at the relevant time, such other stock exchange or over-the-counter market on which the Shares are principally listed or quoted, as the case may be; and

aa)	“Subsidiary” means any related entity to the Corporation, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators.

1.3	Effective Date of the Plan

The effective date of the Plan shall be July 1, 2010. The Board shall review and confirm the terms of the Plan from time to time.

2.	ADMINISTRATION

2.1	Administration of the Plan

The Plan shall be administered by the Board, which shall have full authority to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan and to make such determinations as it deems necessary or desirable for the administration of the Plan. All actions taken and decisions made by the Board in this regard shall be final, conclusive and binding on all parties concerned, including, but not limited to, the Corporation, the Participants and their legal representatives.

2.2	Delegation

The Board may delegate to any director, officer or employee of the Corporation such of the Board’s duties and powers relating to the Plan as the Board may see fit.

2.3	Determination of Value if Shares Not Publicly Traded

Should the Shares not be publicly traded on the Stock Exchange at the relevant time, such that the Award Market Value cannot be determined in accordance with the formulae set out in the definitions of those terms, such values shall be determined by the Committee acting in good faith.

2.4	Taxes and Other Source Deductions

The Corporation shall be authorized to deduct from any amount paid or credited hereunder such minimum amount of taxes and other minimum amounts as it may be required to withhold pursuant to Applicable Laws, in such manner as it determines to be necessary or appropriate (the “Applicable Withholding Taxes”).

2.5	Compliance with Income Tax Act

Notwithstanding the foregoing, all actions of the Board, the Committee and the Corporate Secretary shall be such that this Plan continuously meets the conditions of paragraph 6801(d) of the Regulations under the Income Tax Act (Canada), or any successor provision, in order to qualify as a “prescribed plan or arrangement” for the purposes of the definition of a “salary deferral arrangement” contained in subsection 248(1) of the Income Tax Act (Canada).

2.6	No Liability

Neither the Board, the Committee, the Corporate Secretary, nor any officer or employee of the Corporation shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and the members of the Board, the Committee, the Corporate Secretary and such officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The costs and expenses of implementing and administering this Plan shall be borne by the Corporation.

2.7	Eligibility

Deferred Share Units may be awarded under the Plan only to persons who are Directors or Senior Officers on the Award Date.

2.8	Information

As a condition of participating in the Plan, each Participant shall provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws.

2.9	Currency

Except where expressly provided otherwise all references in the Plan to currency refer to lawful Canadian currency.

3.	PAYMENT OF DIRECTOR’S RETAINER

A Director shall have the right to elect in each calendar year the manner in which the Participant wishes to receive the Director’s Retainer (whether in cash, Deferred Share Units or a combination thereof) by completing, signing and delivering to the Corporate Secretary the Acknowledgement and Election Form: (a) in the case of a current Director, by December 31 of such calendar year with such election to apply in respect of the Director’s Retainer for the following calendar year; or (b) in the case of a new Director, within thirty (30) days after the Director’s first election or appointment to the Board with such election to apply in respect of the calendar year in which such Director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which the Participants may receive their Director’s Retainers and every election made by a Participant in his or her Acknowledgement and Election Form shall be subject to such limits once they are set. If the Acknowledgment and Election Form is signed and delivered in accordance with this Section 3, the Corporation shall pay and/or issue the Director’s Retainer for the calendar year in question, as the case may be, to such Director in accordance with such Director’s Acknowledgment and Election Form. If the Acknowledgment and Election Form is not signed and delivered in accordance with this Section 3, the Corporation shall pay the Director’s Retainer in cash. If a Director has signed and delivered an Acknowledgment and Election Form in respect of one calendar year in accordance with this Section 3, but has not subsequently signed and delivered a new Acknowledgment and Election Form in respect of a subsequent calendar year, the Corporation shall continue to pay and/or issue the Director’s Retainer for each subsequent calendar year, if any, in the manner specified in the last Acknowledgment and Election Form that was signed and delivered by the Director in accordance with this Section 3, until such time as the Director signs and delivers a new Acknowledgment and Election Form in accordance with this Section 3.

4.	DISCRETIONARY GRANTS

Subject to this Section 4 and such other terms and conditions as the Board or the Committee may prescribe, the Committee may recommend the award of, and the Board may, acting on such recommendation, from time to time award, Deferred Share Units to a Participant, provided that in no event may a Participant receive, in any one year, a number of Deferred Share Units having an aggregate Award Market Value greater than:

(a)	in the case of a Participant who is a Director, an amount equal to the value of the Director’s Retainer for such Director for such year; and

(b)	in the case of a Participant who is a Senior Officer, an amount equal to the base salary for such Senior Officer for such year.

5.	DEFERRED SHARE UNITS

5.1	Deferred Share Unit Accounts and Vesting

(a)	All Deferred Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Award Date, except where Deferred Share Units have been granted pursuant to Section 4, in which case such Deferred Share Units shall be credited to the Participant’s account according to a vesting schedule recommended by the Committee and approved by the Board at its discretion. Notwithstanding the foregoing, if the Board does not determine a vesting schedule for Deferred Share Units awarded to a Director or Senior Officer, such Deferred Share Units shall vest immediately upon being awarded.

For administrative purposes, a separate register shall be maintained for each Participant by the Corporation for unvested Deferred Share Units. Unless otherwise determined by the Board, or as otherwise provided in the Plan, such Deferred Share Units shall cease to vest on the Separation Date and any Deferred Share Units which have not vested on the Separation Date shall be cancelled.

(b)	Notwithstanding the foregoing, unless otherwise determined by the Committee or the Board at or after the Award Date:

a.	any Deferred Share Units outstanding immediately prior to the occurrence of a Change in Control, but which are not then vested, shall become fully vested on the Separation Date if such Separation Date occurs within one (1) year of the occurrence of the Change in Control; and

b.	any Deferred Share Units which are credited to a Participant and are outstanding immediately prior to the Separation Date shall become fully vested on the Separation Date if such Separation Date was the result of (i) the termination by the Corporation without cause, or (ii) the resignation, at the request of the Corporation, of such Participant’s position as a Director or Senior Officer and such Participant’s employment with the Corporation, if any.

5.2	Number of Deferred Share Units

(a)	The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of the Director’s Retainer shall be determined by dividing (a) the amount of the Director’s Retainer to be paid in Deferred Share Units by (b) the Award Market Value, with fractions computed to three decimal places.

(b)	The number of Deferred Share Units (including fractional Deferred Share Units) to be credited as of the Award Date in respect of a grant under Section 4 shall be such number of Deferred Share Units as the Board in its discretion determines to be appropriate in the circumstances.

5.3	Confirmation of Award

Certificates representing Deferred Share Units shall not be issued by the Corporation. Instead, the award of Deferred Share Units to a Participant shall be evidenced by a letter to the Participant from the Corporation in the form attached hereto as Schedule “B”.

5.4	Reporting of Deferred Share Units

Statements of the Deferred Share Unit accounts will be provided to the Participants on an annual basis in January of each year.

5.5	Redemption of Deferred Share Units

(a)	Subject to Section 5.5(b), each Participant shall receive, on the applicable Redemption Date, at the election of the Board, a number of Shares, to be issued from treasury that is equal to the number of Deferred Share Units being redeemed.

(b)	Where a Participant has elected to receive a portion of the Deferred Share Units on two Redemption Dates in accordance with Section 1.2(u), that Participant shall receive:

a.	on the first Redemption Date, at the election of the Board, a number of Shares, to be issued from treasury, that is equal to the number of Deferred Share Units recorded in the Participant’s account on such date which the Participant has elected to have redeemed; and

b.	on the second Redemption Date, at the election of the Board, a number of Shares, to be issued from treasury, that is equal to the number of Deferred Share Units remaining in the Participant’s account on such date.

(c)	Upon the issuance and delivery of the Shares or other securities or property issuable or deliverable upon the redemption of a Deferred Share Unit, such Deferred Share Unit shall be cancelled and no further issuances or deliveries shall be made to the Participant in respect of such Deferred Share Unit under the Plan.

5.6	Death of Participant Prior to Redemption

If a Participant dies prior to the redemption of the Deferred Share Units credited to the account of such Participant under the Plan, there shall be issued to the estate of such Participant on or about the thirtieth (30th) day after the Corporation is notified of the death of the Participant a number of Shares equivalent to the amount which would have been issued to the Participant pursuant to and subject to Section 5.5, calculated on the basis that the day on which the Participant died is the sole Redemption Date and that all such Deferred Share Units vested on such date. Upon redemption in full of all of the Deferred Share Units that become redeemable under this Section 5.6, the Deferred Share Units shall be cancelled and no further issuances of securities or payments will be made from the Plan in relation to the Participant.

5.7	Adjustments

(a)	Subdivisions and Redivisions: In the event of any subdivision or redivision of the Shares at any time into a greater number of Shares, all Deferred Share Units outstanding at the time of such subdivision or redivision shall be deemed to have been subdivided or redivided on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(b)	Consolidations: In the event of any consolidation of the Shares at any time into a lesser number of Shares, all Deferred Share Units outstanding at the time of such consolidation shall be deemed to have been consolidated on the same basis as of such time, without the Participant making any additional payment or giving any other consideration therefor.

(c)	Reclassifications/Changes: In the event of any reclassification or change of the Shares at any time, the Corporation shall thereafter deliver at the time of redemption of any Deferred Share Unit, where the Board elects pursuant to Section 5.5 to redeem such Deferred Share Unit by issuing Shares, the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares for which such Deferred Share Unit is then being redeemed had such Deferred Share Unit been exercised before such reclassification or change.

(d)	Other Capital Reorganizations: In the event of any capital reorganization of the Corporation at any time which is not otherwise covered in this Section 5.7, or a consolidation, amalgamation or merger of the Corporation with or into any other entity, or the sale of the properties and assets of the Corporation as or substantially as an entirety to any other entity (a “Reorganization”), each Deferred Share Unit that is outstanding on, and has not been redeemed prior to, the record date or the effective date (as applicable) of such Reorganization, shall entitle the Participant to whom it is credited to receive, upon the redemption of such Deferred Share Unit thereafter where the Board elects pursuant to Section 5.5 to redeem such Deferred Share Unit by issuing Shares, the number of other securities or property of the entity resulting from such Reorganization that the Participant would have been entitled to receive on such Reorganization if, on the record date or the effective date of such Reorganization, such Participant had been the registered holder of the number of Shares to which such Participant would have been entitled had such Deferred Share Unit been redeemed immediately before such record date or effective date.

(e)	Other Changes: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the Board would materially affect the rights of the Participant, or in the event that the Board, in good faith, determines that the adjustments prescribed by this Section 5.7 for the actions describe above would not be fair to Participants, the number of Shares issuable upon the redemption of any Deferred Share Unit will be adjusted in such manner, if any, and at such time, as the Board may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the Board so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the Board has determined that it is equitable to make no adjustment in the circumstances.

(f)	The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Deferred Share Unit and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g)	If at any time the Corporation grants to its shareholders the right to subscribe for and purchase pro rata additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Deferred Share Units in consequence thereof and the Deferred Share Units shall remain unaffected.

(h)	The adjustment in the number of Shares issuable pursuant to Deferred Share Units provided for in this Section 5.7 shall be cumulative.

(i)	On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, ipso facto, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Deferred Share Unit (and the Plan) and the exercise price thereof.

5.8	Issuance of Shares

(a)	Compliance with Applicable Laws: No Share shall be delivered under the Plan unless and until the Board has determined that all provisions of Applicable Laws and the requirements of the Stock Exchange have been satisfied. The Board may require, as a condition of the issuance and delivery of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, as the Board in its sole discretion deems necessary or desirable.

(b)	No Fractional Shares: The Corporation shall not be required to issue fractional Shares on account of the redemption of Deferred Share Units. If any fractional interest in a Share would, except for this provision, be deliverable on the redemption of Deferred Share Units, the Corporation shall, in lieu of delivering any certificate of such fractional interest, satisfy such fractional interest by paying to the Designated Participant or his Beneficiary, if applicable, a cash amount equal to the fraction of the Share corresponding to such fractional interest multiplied by the Market Value of such Share.

5.9	No Interest

For greater certainty, no interest shall accrue to, or be credited to, a Participant on any amount payable under the Plan.

6.	GENERAL

6.1	Amendment, Suspension, or Termination of Plan

(a)	Subject to Sections 6.1(c) to (e), the Board may, in its sole discretion, at any time and from time to time: (i) amend or suspend the Plan in whole or in part, (ii) amend or discontinue any Deferred Share Units granted under the Plan, and (iii) terminate the Plan, without prior notice to or approval by any Participants or shareholders of the Corporation. Without limiting the generality of the foregoing, the Board may:

a.	amend the definition of “Participant” or the eligibility requirements for participating in the Plan, where such amendment would not have the potential of broadening or increasing Insider participation;

b.	amend the manner in which Participants may elect to participate in the Plan or elect Redemption Dates;

c.	amend the provisions of this Plan relating to the redemption of Deferred Share Units and the dates for the redemption of the same; and

d.	make any amendment which is intended to ensure compliance with Applicable Laws and the requirements of the Stock Exchange;

e.	make any amendment which is intended to provide additional protection to shareholders of the Corporation (as determined at the discretion of the Board);

f.	make any amendment which is intended to remove any conflicts or other inconsistencies which may exist between any terms of the Plan and any provisions of any Applicable Laws and the requirements of the Stock Exchange;

g.	make any amendment which is intended to cure or correct any typographical error, ambiguity, defective or inconsistent provision, clerical omission, mistake or manifest error;

h.	make any amendment which is not expected to materially adversely effect the interests of the shareholders of the Corporation; and

i.	make any amendment which is intended to facilitate the administration of the Plan.

(b)	Any such amendment, suspension, or termination shall not adversely affect the Deferred Share Units previously granted to a Participant at the time of such amendment, suspension or termination, without the consent of the affected Participant.

(c)	No modification or amendment to the following provisions of the Plan shall be effective unless and until the Corporation has obtained the approval of the shareholders of the Corporation in accordance with the rules and policies of the Stock Exchange:

a.	the number of Shares reserved for issuance under the Plan (including a change from a fixed maximum number of Shares to a fixed maximum percentage of Shares);

b.	the definition of “Participant” or the eligibility requirements for participating in the Plan, where such amendment would have the potential of broadening or increasing Insider participation;

c.	the extension of any right of a Participant under the Plan beyond the date on which such right would originally have expired;

d.	the terms of this Section 6.1.

(d)	No amendment, suspension or discontinuance of the Plan or of any granted Deferred Share Unit may contravene the requirements of the Stock Exchange or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

(e)	If the Board terminates the Plan, no new Deferred Share Units (other than Deferred Share Units that have been granted but vest subsequently pursuant to Section 5.1) will be credited to the account of a Participant, but previously credited (and subsequently vesting) Deferred Share Units shall be redeemed in accordance with the terms and conditions of the Plan existing at the time of termination. The Plan will finally cease to operate for all purposes when the last remaining Participant receives the redemption price for all Deferred Share Units recorded in the Participant’s account. Termination of the Plan shall not affect the ability of the Board to exercise the powers granted to it hereunder with respect to Deferred Share Units granted under the Plan prior to the date of such termination.

6.2	Compliance with Laws

(a)	The administration of the Plan, including the Corporation’s issuance of any Deferred Share Units or its obligation to make any payments or issuances of securities in respect thereof, shall be subject to and made in conformity with all Applicable Laws.

(b)	Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

(c)	In the event that the Committee recommends and the Board, after consultation with the Corporation’s Chief Financial Officer and external auditors, determines that it is not feasible or desirable to honour an election in favour of Deferred Share Units or to honour any other provision of the Plan (other than the Redemption Date) under generally accepted accounting principles as applied to the Plan and the accounts established under the Plan for each Participant, the Committee shall recommend and the Board shall make such changes to the Plan as the Board reasonably determines, after consultation with the Corporation’s Chief Financial Officer and external auditors, are required in order to avoid adverse accounting consequences to the Corporation with respect to the Plan and the accounts established under the Plan for each Participant, and the Corporation’s obligations under the Plan shall be satisfied by such other reasonable means as the Board shall in its good faith determine.

6.3	Reorganization of the Corporation

The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

6.4	General Restrictions and Assignment

(a)	Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

(b)	The rights and obligations of the Corporation under the Plan may be assigned by the Corporation to a successor in the business of the Corporation.

6.5	No Right to Service

Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued appointment as a Director or as a Senior Officer, continued employment with the Corporation and shall not interfere with any right of the shareholders of the Corporation to remove any Participant as a Director or any right of the Corporation to terminate a Senior Officer’s office or employment with the Corporation at any time.

6.6	No Shareholder Rights

Deferred Share Units are not Shares and under no circumstances shall Deferred Share Units be considered Shares. Deferred Share Units shall not entitle any Participant any rights attaching to the ownership of Shares, including, without limitation, voting rights, dividend entitlement or rights on liquidation, nor shall any Participant be considered the owner of the Shares by virtue of the award of Deferred Share Units.

6.7	Units Non-Transferable

Deferred Share Units are non-transferable (except to a Participant’s estate as provided in Section 5.6).

6.8	Unfunded and Unsecured Plan

The Corporation shall not be required to fund, or otherwise segregate assets to be used for required payments under the Plan. Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall have no greater priority than the rights of an unsecured creditor of the Corporation.

6.9	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

6.10	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to principles of conflict of laws.

6.11	Interpretation

In this text, words importing the singular meaning shall include the plural and vice versa, and words importing the masculine shall include the feminine gender.

6.12	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

7.	LIMITATIONS ON SHARES TO BE ISSUED

7.1	Maximum Number of Shares Issuable

Subject to adjustment in accordance with Section 5.7, the maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of Deferred Share Units granted under the Plan shall be 1,000,000 Shares, or such greater number as may be approved from time to time by the Corporation’s shareholders.

7.2	Maximum Number of Shares Issuable to Insiders

The maximum number of common shares that may be(i) issued to Insiders pursuant to the Plan within any one year period, and (ii) issuable to Insiders pursuant to the Plan at any time, when combined with all of Shares issuable pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of outstanding Shares.

APPROVED by the Board of Gammon Gold Inc. on March 26, 2010; AMENDED AND RESTATED by the Board of Gammon Gold Inc. on November 5, 2010.

SCHEDULE "A"
GAMMON GOLD INC.
DEFERRED SHARE UNIT PLAN

THIS ACKNOWLEDGEMENT AND ELECTION FORM MUST BE RETURNED TO GAMMON GOLD INC. (THE “CORPORATION”) (AT THE FOLLOWING FAX NUMBER: (902) 468-0631 BY 5:00 P.M. (EASTERN TIME)) BEFORE DECEMBER 31, 20 . [FOR NEW PARTICIPANTS: WITHIN 30 DAYS OF ELIGIBILITY TO PARTICIPATE]

ACKNOWLEDGEMENT AND ELECTION FORM

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Gammon Gold Inc.

Part A: General

I, _________________________________________, acknowledge that:

1.	I have received and reviewed a copy of the Gammon Gold Inc. Deferred Share Unit Plan (the “Plan”) and agree to be bound by it.

2.	The value of a Deferred Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual value of a Deferred Share Unit on the applicable redemption date may be higher or lower than the value of the Deferred Share Unit at the time it was allocated to my account in the Plan.

3.	I will be liable for income tax when Deferred Share Units vest or are redeemed in accordance with the Plan. Any cash payments made pursuant to the Plan shall be net of Applicable Withholding Taxes (including, without limitation, applicable source deductions). I understand that the Corporation is making no representation to me regarding taxes applicable to me under this Plan and I will confirm the tax treatment with my own tax advisor.

4.	No funds will be set aside to guarantee the redemption of Deferred Share Units or the payment of any other sums due to me under the Plan. Future payments pursuant to the Plan are an unfunded liability recorded on the books of the Corporation. Any rights under the Plan by virtue of a grant of Deferred Share Units shall have no greater priority than the rights of an unsecured creditor.

5.	I acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that I shall, at all times, act in strict compliance with the Plan and all Applicable Laws, including, without limitation, those governing “insiders” of “reporting issuers” as those terms are construed for the purposes of applicable securities laws, regulations and rules.

6.	I agree to provide the Corporation with all information and undertakings that the Corporation requires in order to administer the Plan and comply with Applicable Laws..

7.	I understand that:

(a) All capitalized terms shall have the meanings attributed to them under the Plan;

(b) All cash payments, if any, will be net of any Applicable Withholding Taxes; and

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(c)	If I am a Director and I resign or am removed from the Board or if I am a Senior Officer and I cease to be employed by the Corporation, unless otherwise determined by the Board, I will forfeit any Deferred Share Units which have not yet vested on such date, as set out in detail in the Plan.

Part B: Director’s Retainer

3.	I am a Director and I hereby elect irrevocably to have my Director’s Retainer for the 20__ calendar year payable as follows:

A.	____ % in Deferred Share Units; and

B.	____ % in cash.

The total amount of A and B must equal 100%. You must elect in increments of 10% under A and B. The percentage allocated to Deferred Share Units may be limited by the Board of Directors of Gammon Gold Inc. at its discretion.

DATED this _____ day of  ______________________ , 2010.

Participant Signature

Participant Name (please print)

Date

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SCHEDULE “B”
GAMMON GOLD INC.
DEFERRED SHARE UNIT PLAN

CONFIRMATION OF AWARD OF DEFERRED SHARE UNITS

Personal & Confidential

[Date]

[Name of Director/Senior Officer]

Dear [Name]:

[If the Participant is Director who has made an election: This is to confirm that for the [year] calendar year you have elected to receive Deferred Share Units (“DSUs”) in lieu of receiving [number]% of your Director’s Retainer for such calendar year in cash]

We are pleased to advise you that [number] DSUs have been awarded to you at the discretion of the Board of Directors of Gammon Gold Inc. pursuant to the Gammon Gold Deferred Share Unit Plan (the “Plan”) and will be credited to your account in accordance with the following vesting schedule:

Number of DSUs

[Vesting Date]	[Number of Deferred Share Units Vested]

[Vesting Date]	[Number of Deferred Share Units Vested]

[Vesting Date]	[Number of Deferred Share Units Vested]

[Vesting Date]	[Number of Deferred Share Units Vested]

GAMMON GOLD INC.

By: ___________________________________________
Name:
Title:

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SCHEDULE “C”
GAMMON GOLD INC.
DEFERRED SHARE UNIT PLAN

REDEMPTION DATE ELECTION FORM

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Deferred Share Unit Plan of Gammon Gold Inc.

I hereby advise the Corporation that I desire the Corporation to redeem the Deferred Share Units credited to my account under the Plan on the date or dates set forth below [Insert at least the First Redemption Date; the Second Redemption Date may be chosen by delivering a second notice in this form at any time prior to the First Redemption Date. No Redemption Date may be earlier than the ninetieth (90) day following the Separation Date or later than the last business day of the calendar year following the calendar year in which the Separation Date occurs.]:

1.	_____% on __________________________________	(the “First Redemption Date”); and
2.	_____% on __________________________________	(the “Second Redemption Date”).

Participant Signature

Participant Name (please print)

Date

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